Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

March 19, 2015

Alla Berenshteyn

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20059

Re:	XBiotech Inc.

Registration Statement on Form S-1

File No. 333-201813

Dear Ms. Berenshteyn:

We are submitting this letter supplementally by email and subsequently transmitting this letter for filing by EDGAR in order to memorialize our telephone discussion today with you.

You had inquired further about the proposed plan of distribution for the initial public offering of shares of common stock of XBiotech Inc. (the “Company”). As counsel to W.R. Hambrecht + Co., LLC (“WRH”), we wanted to confirm that the initial public offering will proceed as a best efforts public offering conducted on an all or none basis using an escrow arrangement as required by Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.

Further to the response included in the Company’s letter to the Staff submitted with the last amendment, we note that the offering will, in all respects, but for the absence of a firm commitment to purchase on the part of the underwriters, follow the “traditional” IPO process.

There will be no “auction site” or use of any internet-based offering site for this particular offering. As we discussed, WRH will not employ its OpenIPO process and, consequently, there will be no “bids” as such.

March 19, 2015

Page Two

Instead, during the traditional road show, WRH will arrange for the Company to meet with investors. During the course of the road show, WRH will obtain indications of interest from investors that meet with the company for the purpose of ascertaining their level of interest in participating in the IPO at various prices. Through these meetings and discussions, WRH will build a book of interest.

Prior to seeking effectiveness, and depending upon the level of investor interest, the Company and WRH may decide to file an amendment to the registration statement to reflect any changes in the number of shares offered and/or in the price range. Thereafter, the Company and WRH jointly will seek effectiveness of the registration statement. At effectiveness, the prospectus that forms a part of the registration statement will specify a specific number of shares offered, at a specified price range. The underwriters will orally convey pricing details to investors at the time of sale. In the final prospectus, filed pursuant to Rule 424, the Company and WRH will include the final pricing information.

On the pricing date, the escrow account will be opened by the escrow agent and, in conjunction with confirmation of their allocations, investors will be informed of the wire information for the bank at which the account has been opened. The closing of the offering will be scheduled to occur on a T+3 or T+4 basis. The offering will close on the closing date upon confirmation from the escrow agent that investor funds have been received representing the purchase price for all of the shares offered pursuant to the registration statement. A traditional closing call will be held with DTC. The transaction will settle regular way through DTC with securities being released to the underwriters for further delivery to customer accounts.

We appreciate the Staff’s time and attention to the Company’s most recent amendment. Please call Jim Tanenbaum at (212) 468-8163 or me with any questions relating to the plan of distribution.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Laura Holm/Quarles & Brady LLP

James R. Tanenbaum/Morrison & Foerster LLP